Filed by Community Bank System, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Merchants Bancshares, Inc.
SEC Registration Statement Number: 333-214961

On April 10, 2017, Community Bank System, Inc. ("Community Bank System") made the below information available to the customers of Merchants Bancshares, Inc. ("Merchants") on its website.

Greetings!

We're delighted to welcome you as a customer of Community Bank, N.A. As you may know, we anticipate that Merchants Bank and Community Bank, N.A. will formally merge the weekend of May 12-14, 2017, however, this is subject to change depending on final regulatory approval.

We're confident you'll like banking with us. You'll discover our staff is devoted to great service and helping you find smart ways to manage your finances.

We live by a simple phrase: "bank happy." It sums up our approach to providing superior service to customers wherever they may be: in branch, on the phone, online or at the drive-up.

Since our founding in 1866, Community Bank has served the communities where we do business. For example, we lend local and make loan decisions locally, right at the branch. Our employees volunteer their time and expertise to many community organizations. And last year, Community Bank provided financial support to nearly 600 charities and community causes, large and small.

However, our local focus doesn't mean we can't compete with national firms. In fact, in 2016, Forbes ranked Community Bank the third best performing bank in America*.

Based on a May 12 merger date, Merchants Bank branches will close at 3 p.m. and remain closed through the weekend. We will reopen on May 15, 2017, as Community Bank, N.A. We ask you to please plan appropriately for your cash needs during this time.

We understand change like this usually comes with a lot of questions. So we've loaded this site with plenty of answers. Feel free to take a look around. And please visit our Facebook, LinkedIn and Instagram pages. Better yet, stop into any branch.

*Among the nation's 100 largest banks and thrifts.

Important Information for Investors and Shareholders
Community Bank System has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a proxy statement of Merchants and a prospectus of Community Bank System, and Community Bank System will file other documents with respect to the proposed merger.  A definitive proxy statement/prospectus was mailed to shareholders of Merchants.  Investors and security holders of Merchants are urged to read the proxy statement/prospectus and other documents that were filed with the SEC carefully and in their entirety because they contain important information.  Investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Community Bank System through the website maintained by the SEC at http://www.sec.gov.  You are also able to obtain these documents free of charge from Merchants at http://www.mbvt.com/ under the heading "Investor Relations" and then "SEC Filings" or from Community Bank System by accessing its website at www.communitybankna.com under the heading of "Investor Relations" and then "SEC Filings & Annual Report."  Copies of the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (800) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

Cautionary Notice Regarding Forward-Looking Statements
This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. Forward-looking statements can be identified by the use of the words "anticipate," "expect," "intend," "estimate," "target," and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Risks and uncertainties to which these statements are subject include, but are not limited to, the following: the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Community Bank System and Merchants Bancshares, Inc.; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Community Bank System's most recent Form 10-K report and to Community Bank System's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Community Bank System or Merchants Bancshares, Inc. Forward-looking statements are made only as of the date of this communication, and neither Community Bank System nor Merchants Bancshares, Inc. undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.